June 3, 2025

Scott Pomeroy
Chief Executive Officer
XTI Aerospace, Inc.
8123 InterPort Blvd., Suite C
Englewood, CO 80112

        Re: XTI Aerospace, Inc.
            Draft Registration Statement on Form S-1
            Submitted June 3, 2025
            CIK No. 0001529113
Dear Scott Pomeroy:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Blake Baron